Exhibit 99.1

Yiren Digital Reports Third Quarter 2022 Financial Results

BEIJING, Nov. 22, 2022 /PRNewswire/ -- Yiren Digital Ltd. (NYSE: YRD) ("Yiren Digital" or the "Company"), a leading digital personal financial management platform in China, today announced its unaudited financial results for the quarter ended September 30, 2022.

Third Quarter 2022 Operational Highlights

Holistic Wealth Business

•	Cumulative number of clients served reached 3,080,757 as of September 30, 2022, representing an increase of 17.9% from 2,612,279 as of September 30, 2021.

•	Number of active clients[1] was 621,137 as of September 30, 2022, representing an increase of 45.2% from 427,873 as of September 30, 2021. The increase was driven by our expanding insurance brokerage business and Yiren Select initiatives.

•	Total client assets[2] reached RMB22,795.8 million (US$3,204.6 million) as of September 30, 2022, representing an increase of 30.9% from RMB17,415.3 million as of September 30, 2021.

•	Sales volume of investment products amounted to RMB4,476.4 million (US$629.3 million) in the third quarter of 2022, representing a decrease of 11.0% from RMB5,030.2 million in the third quarter of 2021. The decrease was due to the changes of product mix.

Credit-tech Business

•	Total loans facilitated in the third quarter of 2022 reached RMB6.3 billion (US$0.9 billion), representing a decrease of 7.9% from RMB6.8 billion in the third quarter of 2021. The decrease was mainly due to the strategic optimization of our product structure.

•	Cumulative number of borrowers served reached 6,960,095 as of September 30, 2022, representing an increase of 19.2% compared to 5,840,424 as of September 30, 2021.

•	Number of borrowers served in the third quarter of 2022 was 737,320 representing an increase of 34.4% from 548,495 in the third quarter of 2021. The increase was due to our improved services, enriched membership benefits as well as enhanced customer engagement.

•	Outstanding balance of performing loans facilitated reached RMB10,630.4 million (US$1,494.4 million) as of September 30, 2022, representing a decrease of 22.9% from RMB13,793.9 million as of September 30, 2021. The decrease was due to the scale back of our offline business as part of our business optimization process coupled with impacts from the pandemic resurgence.

Consumption-Driven Services

•	Total gross merchandise volume generated through our e-commerce platform and "Yiren Select" channel reached RMB249.6 million (US$35.1 million) in the third quarter of 2022.

"We are pleased to deliver a resilient quarter with solid business recovery and continued improvement in profitability post our product restructuring and pandemic resurgence in the first half this year," said Mr. Ning Tang, Chairman and Chief Executive Officer of Yiren Digital.

"Regarding our holistic wealth business, our insurance brokerage business continues its strong momentum this quarter, becoming an essential revenue pillar. In the third quarter of 2022, our total premiums reached RMB1 billion, representing a 36% increase year on year, surpassing the industry average growth rate by over six times. Revenue generated from Hexiang Insurance brokerage services reached RMB189 million, accounting for more than 22% of total revenue in the third quarter this year, and we expect to see an accelerated double-digit growth in the fourth quarter, driven by our outstanding capabilities in product customization and innovation."

"On our credit-tech business, new loan portfolios post the product optimization enjoy higher operating efficiencies and lower borrowing costs, translating into healthier unit economics that allows us to better scale. In the third quarter this year, our total loan volume reached RMB6.3 billion, accounting for 66% of total loans facilitated in the first half this year and reaching close to pre-restructuring level. Given the current strong demand for our loan-facilitation services, especially for our small revolving loans, we project a further two-digit growth quarter over quarter in total loan volume in the fourth quarter this year."

"We delivered a solid profit of RMB270 million this quarter, reflecting a net income margin of 32.2%, up 6.2 percentage points from the same period of last year as we enjoy better unit economics post the product-restructuring and continue to improve our cost control," said Ms. Na Mei, Chief Financial Officer of Yiren Digital. "Turning to our balance sheet, we remained at a strong cash position with usable cash reaching RMB4.7 billion as of September 30, 2022, reserving sufficient buffer for the further execution of our share repurchase plan announced earlier this year as well as providing enough fuels for any new business opportunities going ahead."

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Third Quarter 2022 Financial Results

Total net revenue in the third quarter of 2022 was RMB840.7 million (US$118.2 million), representing a decrease of 31.8% from RMB1,232.0 million in the third quarter of 2021. Particularly, in the third quarter of 2022, revenue from credit-tech business was RMB493.4 million (US$69.4 million), representing a decrease of 44.8% from RMB894.4 million in the same period of 2021. The decrease was due to the strategic shift of our product structure and pricing. Revenue from holistic wealth business was RMB294.3 million ($41.4 million), representing a decrease of 12.8% from RMB337.6 million in the third quarter of 2021. The decrease was due to the declined sales volume of investment products.

Sales and marketing expenses in the third quarter of 2022 were RMB136.4 million (US$19.2 million), compared to RMB407.2 million in the same period of 2021. The decrease was primarily due to the optimization of cost structure for our offline business.

Origination, servicing and other operating costs in the third quarter of 2022 were RMB223.6 million (US$31.4 million), compared to RMB186.9 million in the same period of 2021. The increase was due to the expanding insurance brokerage business.

General and administrative expenses in the third quarter of 2022 were RMB109.9 million (US$15.5 million), compared to RMB139.3 million in the same period of 2021. The decrease was mainly due to the optimization of the Company's offline business.

Allowance for contract assets, receivables and others in the third quarter of 2022 was RMB35.1 million (US$4.9 million), compared to RMB83.6 million in the same period of 2021. The decrease was primarily due to the impact of the optimization of product mix.

Income tax expense in the third quarter of 2022 was RMB70.0 million (US$9.8 million).

Net income in the third quarter of 2022 was RMB270.3 million (US$38.0 million), as compared to RMB320.9 million in the same period in 2021. The decrease was due to the declined revenue amid product structure transitions yet net income margin increased to 32.2% in the third quarter of 2022 from 26.0% in the same period of 2021 due to the improved cost efficiency.

Adjusted EBITDA[3] (non-GAAP) in the third quarter of 2022 was RMB365.0 million (US$51.3 million), compared to RMB438.6 million in the same period of 2021.

Basic and diluted income per ADS in the third quarter of 2022 was RMB3.0 (US$0.4) and RMB3.0 (US$0.4), compared to a basic per ADS of RMB3.8 and a diluted per ADS of RMB3.7 in the same period of 2021.

Net cash generated from operating activities in the third quarter of 2022 was RMB342.9 million (US$48.2 million), compared to RMB323.8 million in the same period of 2021.

Net cash used in investing activities in the third quarter of 2022 was RMB835.1 million (US$117.4 million), compared to RMB233.8 million in the same period of 2021.

[1] Active clients refer to those who have made at least one investment through our holistic wealth ecosystem or have client assets with us above zero in the past twelve months.
[2] Client assets refer to the outstanding balance of client assets generated through our platforms, where an asset is counted towards the outstanding balance for so long as it continues to be held by the clients on our platforms.
[3] "Adjusted EBITDA" is a non-GAAP financial measure. For more information on this non-GAAP financial measure, please see the section of "Operating Highlights and Reconciliations of GAAP to Non-GAAP Measures" and the table captioned "Reconciliations of Adjusted EBITDA" set forth at the end of this press release.

As of September 30, 2022, cash and cash equivalents were RMB3,613.0 million (US$507.9 million), compared to RMB4,354.5 million as of June 30, 2022 and RMB2,864.5 million as of December 31, 2021. As of September 30, 2022, the balance of held-to-maturity investments was RMB1.8 million (US$0.3 million), compared to RMB102.2 million as of June 30, 2022 and RMB2.2 million as of December 31, 2021. As of September 30, 2022, the balance of available-for-sale investments was RMB1,109.4 million (US$156.0 million), compared to RMB136.4 million as of June 30, 2022 and RMB177.4 million as of December 31, 2021.

Delinquency rates. As of September 30, 2022, the delinquency rates for loans that are past due for 15-29 days, 30-59 days and 60-89 days were 0.7%, 1.1% and 1.0% respectively, compared to 0.6%, 1.4% and 1.5% respectively as of June 30, 2022.

Cumulative M3+ net charge-off rates. As of September 30, 2022, the cumulative M3+ net charge-off rates for loans originated in 2019, 2020 and 2021 were 11.7%, 8.0% and 6.1% respectively, as compared to 11.7%, 7.8% and 5.3% respectively as of June 30, 2022.

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Business Outlook

Based on the Company's preliminary assessment of business and market conditions, the Company projects the total revenue in the fourth quarter of 2022 to be between RMB0.9 billion to RMB1.1 billion, with net profit margin expected to remain stable.

This is the Company's current and preliminary view, which is subject to changes and uncertainties.

Recent Development

The board of directors of the Company (the "Board") has appointed Mr. Hiu Fung Vincent Pang as (i) a director of the Company, (ii) the chairman of the Nominating and Corporate Governance Committee, (iii) a member of the Audit Committee, and (iv) a member of the Compensation Committee, to succeed Ms. Chaomei Chen, who has resigned from the foregoing positions due to personal reasons. The director change became effective on November 22, 2022.

Mr. Hiu Fung Vincent Pang has over 30 years of experience in auditing, consulting and taxation. He served as a Partner at KPMG Consulting (China) Co., Ltd. for over 15 years until his retirement in December 2021, during which he served as the Partner in Charge of Northern China Tax department of KPMG Consulting (China) Co., Ltd. from 2017 to 2020. Previously, Mr. Pang held various positions at Deloitte Beijing, Beijing Zhonggongxin Certified Public Accountants Co., Ltd., PricewaterhouseCoopers Beijing, KPMG Vancouver and Dyke & Howard Vancouver from 1991 to 2006. Mr. Pang received a degree of Bachelor of Commerce from McGill University in Canada in 1991. Mr. Pang is also a Canadian Chartered Accountant.

The Board has determined that Mr. Hiu Fung Vincent Pang satisfies the "independence" requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

"We are grateful for all the contributions that Ms. Chaomei Chen has made to the Company during the past six years and sincerely wish her all the best in her future endeavors," said Mr. Ning Tang, Chairman and Chief Executive Officer of Yiren Digital. "We would like to welcome Mr. Pang to Yiren Digital. Mr. Pang's extensive background in accounting, consulting and taxation will provide valuable insight and guidance to the Company," continued Mr. Ning Tang.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as adjusted EBITDA and adjusted EBITDA margin as supplemental measures to review and assess operating performance. We believe these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See "Operating Highlights and Reconciliation of GAAP to Non-GAAP measures" at the end of this press release.

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.1135 to US$1.00, the effective noon buying rate on September 30, 2022, as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yiren Digital's management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on November 22, 2022 (or 9:00 p.m. Beijing/Hong Kong Time on November 22, 2022).

Participants who wish to join the call should register online in advance of the conference at:

https://s1.c-conf.com/diamondpass/10027037-fkc8rq.html

Once registration is completed, participants will receive the dial-in details for the conference call.

Additionally, a live and archived webcast of the conference call will be available at https://edge.media-server.com/mmc/p/tjzaznsw

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Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yiren Digital's control. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yiren Digital's ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yiren Digital's ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yiren Digital's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yiren Digital does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yiren Digital

Yiren Digital Ltd. is a leading digital personal financial management platform in China. The Company provides customized, asset allocation-based holistic wealth solutions to China's mass affluent population as well as provides retail credit facilitation services to individual borrowers and small business owners.

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Unaudited Condensed Consolidated Statements of Operations

(in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2021	September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	USD	RMB	RMB	USD
Net revenue:
Loan facilitation services	601,283	334,162	46,976	1,694,788	837,548	117,741
Post-origination services	39,024	74,433	10,464	124,394	166,720	23,437
Insurance brokerage services	199,406	189,019	26,572	510,911	532,770	74,896
Financing services	144,614	54,702	7,690	384,813	242,843	34,138
Electronic commerce services	-	52,954	7,444	-	173,742	24,424
Others	247,664	135,385	19,031	742,083	392,921	55,236
Total net revenue	1,231,991	840,655	118,177	3,456,989	2,346,544	329,872
Operating costs and expenses:
Sales and marketing	407,172	136,406	19,176	1,249,230	470,547	66,149
Origination,servicing and other operating costs	186,915	223,622	31,436	544,107	565,250	79,462
General and administrative	139,321	109,947	15,456	386,876	338,459	47,580
Allowance for contract assets, receivables and others	83,578	35,074	4,931	318,243	132,476	18,622
Total operating costs and expenses	816,986	505,049	70,999	2,498,456	1,506,732	211,813
Other (expenses)/income:
Interest expense, net	(21,565)	(378)	(53)	(55,327)	(29,741)	(4,181)
Fair value adjustments related to Consolidated ABFE	(526)	2,077	292	(49,162)	21,862	3,073
Others, net	3,934	3,035	427	23,730	18,930	2,661
Total other (expenses)/income	(18,157)	4,734	666	(80,759)	11,051	1,553
Income before provision for income taxes	396,848	340,340	47,844	877,774	850,863	119,612
Income tax expense	75,923	70,020	9,843	175,555	141,227	19,853
Net income	320,925	270,320	38,001	702,219	709,636	99,759

Weighted average number of ordinary shares outstanding, basic	170,193,542	179,409,525	179,409,525	168,719,693	173,174,370	173,174,370
Basic income per share	1.8856	1.5067	0.2118	4.1620	4.0978	0.5761
Basic income per ADS	3.7712	3.0134	0.4236	8.3240	8.1956	1.1522

Weighted average number of ordinary shares outstanding, diluted	171,571,392	179,841,065	179,841,065	169,972,343	173,962,494	173,962,494
Diluted income per share	1.8705	1.5031	0.2113	4.1314	4.0792	0.5735
Diluted income per ADS	3.7410	3.0062	0.4226	8.2628	8.1584	1.1470

Unaudited Condensed Consolidated Cash Flow Data
Net cash generated from/(used in) operating activities	323,819	342,888	48,202	(31,185)	1,377,540	193,651
Net cash (used in)/provided by investing activities	(233,782)	(835,064)	(117,391)	(728,377)	(230,586)	(32,415)
Net cash provided by/(used in) financing activities	49,770	(276,198)	(38,827)	473,277	(434,572)	(61,091)
Effect of foreign exchange rate changes	(257)	2,284	321	(653)	3,592	505
Net increase/(decrease) in cash, cash equivalents and restricted cash	139,550	(766,090)	(107,695)	(286,938)	715,974	100,650
Cash, cash equivalents and restricted cash, beginning of period	2,280,660	4,427,408	622,395	2,707,148	2,945,344	414,050
Cash, cash equivalents and restricted cash, end of period	2,420,210	3,661,318	514,700	2,420,210	3,661,318	514,700

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Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	As of
	December 31, 2021	June 30, 2022	September 30, 2022	September 30, 2022
	RMB	RMB	RMB	USD
Cash and cash equivalents	2,864,543	4,354,487	3,612,972	507,904
Restricted cash	80,800	72,921	48,346	6,796
Accounts receivable	305,018	297,939	274,623	38,606
Contract assets, net	1,105,905	634,079	502,936	70,702
Contract cost	9,959	2,545	1,610	226
Prepaid expenses and other assets	352,015	266,636	361,258	50,785
Loans at fair value	73,734	19,812	11,109	1,562
Financing receivables	1,697,962	960,238	713,411	100,290
Amounts due from related parties	879,256	935,714	1,124,738	158,113
Held-to-maturity investments	2,200	102,200	1,800	253
Available-for-sale investments	177,360	136,362	1,109,408	155,958
Property, equipment and software, net	102,548	92,714	82,184	11,553
Deferred tax assets	7,388	75,555	102,934	14,470
Right-of-use assets	80,752	48,151	39,133	5,501
Total assets	7,739,440	7,999,353	7,986,462	1,122,719
Accounts payable	19,065	30,903	31,711	4,458
Amounts due to related parties	434,127	411,530	244,185	34,327
Deferred revenue	12,379	1,713	526	74
Payable to investors at fair value	50,686	49,605	39,598	5,567
Accrued expenses and other liabilities	1,182,783	1,242,139	1,234,738	173,577
Secured borrowings	1,028,600	869,300	767,900	107,950
Refund liability	5,732	5,390	351	49
Deferred tax liabilities	112,535	80,200	78,819	11,079
Lease liabilities	72,101	49,724	40,968	5,759
Total liabilities	2,918,008	2,740,504	2,438,796	342,840
Ordinary shares	123	123	129	18
Additional paid-in capital	5,100,486	5,107,095	5,158,676	725,195
Treasury stock	(42,897)	(42,897)	(42,897)	(6,030)
Accumulated other comprehensive income	11,553	4,772	7,509	1,056
Accumulated deficit	(247,833)	189,756	424,249	59,640
Total equity	4,821,432	5,258,849	5,547,666	779,879
Total liabilities and equity	7,739,440	7,999,353	7,986,462	1,122,719

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Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of  borrowers, number of investors and percentages)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2021	September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	USD	RMB	RMB	USD
Operating Highlights
Amount of investment in current investment products	5,030,228	4,476,390	629,281	16,196,885	15,394,970	2,164,191
Number of investors in current investment products	127,378	176,787	176,787	299,186	437,296	437,296
Amount of loans facilitated under loan facilitation model	6,841,921	6,298,522	885,432	17,025,066	15,839,577	2,226,693
Number of borrowers	548,495	737,320	737,320	967,057	1,228,435	1,228,435
Remaining principal of performing loans facilitated under loan facilitation model	13,793,925	10,630,352	1,494,391	13,793,925	10,630,352	1,494,391
Gross merchandise volume	-	249,624	35,092	-	395,762	55,635

Segment Information
Holistic Wealth:
Revenue	337,627	294,332	41,376	888,209	852,237	119,806
Sales and marketing expenses	55,463	46,698	6,565	123,494	142,480	20,030
Origination,servicing and other operating costs	159,348	165,605	23,280	442,363	403,738	56,757

Consumer credit:
Revenue	894,364	493,369	69,357	2,568,780	1,320,565	185,642
Sales and marketing expenses	351,709	88,714	12,471	1,125,736	325,934	45,819
Origination,servicing and other operating costs	27,567	39,951	5,616	101,744	113,454	15,949

Others:
Revenue	-	52,954	7,444	-	173,742	24,424
Sales and marketing expenses	-	994	140	-	2,133	300
Origination,servicing and other operating costs	-	18,066	2,540	-	48,058	6,756

Reconciliation of Adjusted EBITDA
Net income	320,925	270,320	38,001	702,219	709,636	99,759
Interest expense, net	21,565	378	53	55,327	29,741	4,181
Income tax expense	75,923	70,020	9,843	175,555	141,227	19,853
Depreciation and amortization	8,449	8,514	1,197	35,770	23,893	3,359
Share-based compensation	11,742	15,760	2,216	16,592	20,642	2,902
Adjusted EBITDA	438,604	364,992	51,310	985,463	925,139	130,054
Adjusted EBITDA margin	35.6%	43.4%	43.4%	28.5%	39.4%	39.4%

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Delinquency Rates (Loan Facilitation Model)
	15-29 days	30-59 days	60-89 days
All Loans
December 31, 2019	0.8%	1.3%	1.0%
December 31, 2020	0.5%	0.7%	0.6%
December 31, 2021	0.9%	1.5%	1.2%
March 31, 2022	0.9%	2.0%	1.9%
June 30, 2022	0.6%	1.4%	1.5%
Septempber 30, 2022	0.7%	1.1%	1.0%

Online Channels
December 31, 2019	1.0%	2.1%	1.6%
December 31, 2020	0.6%	1.0%	1.1%
December 31, 2021	0.8%	1.3%	1.1%
March 31, 2022	0.7%	1.5%	1.3%
June 30, 2022	0.6%	1.1%	1.2%
Septempber 30, 2022	0.6%	0.9%	0.8%

Offline Channels
December 31, 2019	0.7%	0.9%	0.7%
December 31, 2020	0.4%	0.6%	0.4%
December 31, 2021	1.0%	1.8%	1.4%
March 31, 2022	1.1%	2.7%	2.9%
June 30, 2022	0.8%	2.0%	2.3%
Septempber 30, 2022	1.3%	1.9%	1.9%

Net Charge-Off Rate (Loan Facilitation Model)
Loan Issued Period	Amount of Loans Facilitated During the Period	Accumulated M3+ Net Charge-Off as of Septempber 30, 2022	Total Net Charge-Off Rate as of Septempber 30, 2022
	(in RMB thousands)	(in RMB thousands)
2019	3,431,443	401,135	11.7%
2020	9,614,819	768,606	8.0%
2021	23,195,224	1,414,959	6.1%
2022H1	9,541,056	140,742	1.5%

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M3+ Net Charge-Off Rate (Loan Facilitation Model)
Loan Issued Period	Month on Book
	4	7	10	13	16	19	22	25	28	31	34
2019Q1	0.0%	0.8%	2.0%	3.4%	5.3%	5.9%	6.3%	6.3%	6.3%	6.3%	6.3%
2019Q2	0.1%	1.5%	4.5%	7.5%	8.8%	9.2%	9.9%	10.3%	10.6%	10.6%	10.6%
2019Q3	0.2%	2.9%	6.8%	9.0%	10.4%	12.0%	13.2%	13.8%	14.4%	14.6%	14.6%
2019Q4	0.4%	3.1%	4.9%	6.3%	7.2%	7.9%	8.4%	8.9%	9.5%	9.8%
2020Q1	0.6%	2.3%	4.1%	5.2%	6.0%	6.2%	6.6%	7.2%	7.7%
2020Q2	0.5%	2.5%	4.2%	5.3%	6.1%	6.7%	7.5%	8.1%
2020Q3	1.1%	3.3%	5.1%	6.3%	7.1%	8.1%	8.7%
2020Q4	0.3%	1.8%	3.2%	4.6%	6.0%	7.0%
2021Q1	0.4%	2.3%	3.9%	5.5%	6.6%
2021Q2	0.4%	2.4%	4.5%	5.9%
2021Q3	0.5%	3.1%	5.0%
2021Q4	0.6%	3.2%
2022Q1	0.6%

CONTACT: For investor and media inquiries, please contact: Yiren Digital, Investor Relations, Email: ir@Yirendai.com

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